UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ----------------------

                                  SCHEDULE 13D
                               (Amendment No. 16)

                    Under The Securities Exchange Act Of 1934


                                Gucci Group N.V.
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                                (Name of Issuer)
                Common Shares, nominal value NLG 2.23 per share
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                         (Title of Class of Securities)
                                   40156610-4
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                                 (CUSIP Number)

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 30, 2003
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                                Page 1 of 7 Pages


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1     NAME OF REPORTING PERSON
PINAULT-PRINTEMPS-REDOUTE S.A.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /x/

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*
BK (SEE ITEM 3)

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


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6     CITIZENSHIP OR PLACE OF ORGANIZATION
 FRANCE

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                               7      SOLE VOTING POWER
      NUMBER OF                       65,150,996 (SEE ITEM 5)
      SHARES
      BENEFICIALLY             -------------------------------------------------
      OWNED BY                 8      SHARED VOTING POWER
      EACH                            -0-
      REPORTING
      PERSON                   -------------------------------------------------
      WITH                     9      SOLE DISPOSITIVE POWER
                                      65,150,996 (SEE ITEM 5)

                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                       -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,150,996 (SEE ITEM 5)

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.63% (BASED UPON OUTSTANDING SHARES) (SEE ITEM 5)

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14    TYPE OF PERSON REPORTING*
CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 7 Pages

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            This Amendment No. 16 ("Amendment No. 16") is filed by
Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001, Amendment No. 6 filed on October 26, 2001, Amendment No. 7 filed on December 26, 2002, Amendment No. 8 filed on January 15, 2003, Amendment No. 9 filed on January 24, 2003, Amendment No. 10 filed on February 24, 2003, Amendment No. 11 filed on March 24, 2003, Amendment No. 12 filed on April 30, 2003, Amendment No. 13 filed on May 9, 2003, Amendment No. 14 filed on June 10, 2003 and Amendment No. 15 filed on July 21, 2003* (collectively, the "Schedule 13D"). PPR is filing this Amendment No. 16 on behalf of itself and its wholly owned subsidiary, Societe Civile de Gestion Financiere Marothi, a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("Marothi"), and Scholefield Goodmann BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("Scholefield"). This Amendment No. 16 relates to the common shares, nominal value NLG 2.23 per share (the "Common Shares") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "Company"). Capitalized terms used in this Amendment No. 16 without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and supplemented as follows:

            The funds used to purchase the 917,000 Common Shares described under
Item 4 below were obtained by PPR from available funds.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            Scholefield acquired an additional 917,000 Common Shares in transactions effected on the Amsterdam Stock Exchange (the "ASX") between July 21, 2003 and July 31, 2003.

            As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 65,150,996 Common Shares. Based upon 99,274,819 Common Shares which the Company has informed PPR are outstanding, as of June 30, 2003, PPR may be deemed to beneficially own
65.63 % of the outstanding Common Shares.

            PPR has entered into a new purchase plan, dated as of July 30, 2003 (the "August 2003 Purchase Plan") with Credit Agricole Indosuez Cheuvreux ("CAIC") pursuant to which PPR gave CAIC a mandate to purchase, as PPR's independent agent, up to an aggregate of four million (4,000,000) Common Shares (or, if such number would result in PPR holding more than

-----------------
* PPR notes that Amendment No. 15 filed on July 21, 2003 contained a typographical error in that the signature page was inadvertedly dated June 21, 2003, while the original signature page was dated July 21, 2003.

                               Page 3 of 7 Pages

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70% of the outstanding Common Shares or more than seventy million (70,000,000)
Common Shares, in either case such aggregate lesser number of Common Shares which would not cause such result) through purchases on the New York Stock Exchange (the "NYSE") and the ASX. A copy of the August 2003 Purchase Plan is filed as Exhibit 35 to this Amendment No. 16 and is specifically incorporated into this Amendment No. 16 by reference, and the following description of the August 2003 Purchase Plan is qualified in its entirety by reference to the August 2003 Purchase Plan.

            Under the August 2003 Purchase Plan, CAIC will purchase Common Shares on each day on which both the NYSE is open for trading and the Common Shares trade in a regular way on the NYSE, at the then prevailing market (bid) price, provided that such price does not exceed $99.00 per share (the "NYSE Maximum Purchase Price") and the US dollar/Euro exchange rate at the time of the relevant purchase (as reported on Reuters page EUR=) is above 1.07. CAIC also may purchase Common Shares on the ASX on days when the ASX is open for trading, provided that the purchase price does not exceed e92.52 per share (the "ASX Maximum Purchase Price"). The NYSE Maximum Purchase Price, the ASX Maximum Purchase Price and the total amount of Common Shares to be purchased will be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Common Shares, including the announced dividend of e13.50 per Common Share, or any change in capitalization that occurs while the August 2003 Purchase Plan is in effect. PPR will pay CAIC any ordinary course brokerage fees and commissions (which will not exceed 0.20% gross per Common Share purchased), as well as any taxes and stamp duties to be incurred in connection with the implementation of the August 2003 Purchase Plan. Pursuant to the August 2003 Purchase Plan, the total number of Common Shares to be purchased on any day will not exceed the then applicable volume limitation of Rule 10b-18 of the Exchange Act and all purchases will otherwise be in compliance with Rule 10b-18 of the Exchange Act. It is the intent of PPR and CAIC that the August 2003 Purchase Plan comply with the requirements of Rule 10b5-(1)(c) of the Exchange Act. PPR is entering into the August 2003 Purchase Plan in order to be able to acquire Common Shares while maintaining compliance with the Company's insider trading policy.

            CAIC will not make any purchases under the August 2003 Purchase Plan prior to August 1, 2003. The August 2003 Purchase Plan will terminate on the earlier to occur of (1) October 19, 2003 at the closing of the NYSE (or, if the publication of the Company's first half results is postponed, 5 trading days after the date on which such results are published), (2) the date on which CAIC receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the Company's bankruptcy or insolvency, (3) four million (4,000,000) Common Shares (or, if such number would result in PPR holding more than 70% of the outstanding Common Shares or more than seventy million (70,000,000) Common Shares, in either case such aggregate lesser number of Common Shares which would not cause such result) are purchased pursuant to the August 2003 Purchase Plan, or (4) subject to its allowability under applicable law, upon five trading days prior written notice to CAIC from PPR.

            From time-to-time, depending on the market prices for the Common Shares, PPR may acquire additional Common Shares in open market purchases, negotiated transactions or otherwise, subject to the limitations set forth in the Restated SIA and other legal and contractual restrictions (including under the August 2003 Purchase Plan). Except as set forth in this Item 4, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                               Page 4 of 7 Pages

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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and supplemented as follows:

            Scholefield acquired an additional 917,000 Common Shares in transactions effected on the Amsterdam Stock Exchange between July 21, 2003 and July 31, 2003.

            As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 65,150,996 Common Shares. Based upon Common Shares which the Company has informed PPR are outstanding, as of June 30, 2003, PPR may be deemed to beneficially own 65.63% of the outstanding Common Shares.

            Except as set forth in this Item 5 and in Item 4 above, none of SFP, Artemis, PPR, Purchaser and Mr. Pinault and none of the individuals named in
Exhibit 1 to the Schedule 13D as an executive officer or director of any of SFP, Artemis, PPR and Purchaser has engaged in any transactions with respect to the Common Shares during the past 60 days.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented as follows:

Exhibit 34 -      Common Share Purchases by Scholefield Goodmann BV on the
                  Amsterdam Stock Exchange between July 21, 2003 and July 31,
                  2003.
Exhibit 35 -      August 2003 Purchase Plan, dated July 30, 2003, between
                  Pinault Printemps-Redoute and Credit Agricole Indosuez
                  Cheuvreux.









                               Page 5 of 7 Pages

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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                    PINAULT-PRINTEMPS-REDOUTE S.A.



                                    By: /s/ Serge Weinberg
                                       ---------------------------------------
                                       Name:  Serge Weinberg
                                       Title: Chairman and Chief Executive
                                              Officer



August 1, 2003









                               Page 6 of 7 Pages

                                  EXHIBIT INDEX


     EXHIBIT                             DESCRIPTION

Exhibit 34 -      Common Share Purchases by Scholefield Goodmann BV on the
                  Amsterdam Stock Exchange between July 21, 2003 and July 31,
                  2003.
Exhibit 35 -      August 2003 Purchase Plan, dated July 30, 2003, between
                  Pinault Printemps-Redoute and Credit Agricole Indosuez
                  Cheuvreux.











                               Page 7 of 7 Pages

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